[ C a p m a r k L o g o ]
Annual Statement as to Compliance
For the Year Ended December 31, 2007
Morgan Stanley Capital I Inc.
Series 2007- IQ15
Pursuant to the Subservicing Agreement governing the referenced transaction, I hereby attest that:
i. A review of the activities of Capmark Finance Inc. as Primary Servicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.
ii. To the best of my knowledge, based on such review, Capmark Finance Inc.
as Primary Servicer, has fulfilled in all material respects its obligations under this
Subservicing Agreement throughout the period.
Capmark Finance Inc,
/s/ Mark E. McCool
By: Mark E, McCool
Title: Managing Director
Date: February 20, 2008